Exhibit 99.1

PDD Holdings Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “2025 Annual Meeting”) of PDD Holdings Inc. (the “Company”) will be held at 7:00 a.m., Irish Standard Time, on December 19, 2025.

To provide a consistent experience to all shareholders regardless of location, the 2025 Annual Meeting will be held in virtual format through live webcast and teleconference. Holders of the Company’s ordinary shares as of the close of business on November 19, 2025, Irish Standard Time, the record date, are cordially invited to attend the 2025 Annual Meeting. We are sending a Notice of Access to the 2025 Annual Meeting to our shareholders. Please follow the procedure set out in the notice for admission to the 2025 Annual Meeting.

Under the deposit agreement, holders of the Company’s American depository shares (“ADSs”) may not attend or vote at the 2025 Annual Meeting. Instead, holders of ADSs as of November 19, 2025 will need to instruct Deutsche Bank Trust Company Americas, the depository, as to how to vote the Company’s ordinary shares represented by the ADSs.

Your vote is very important. Whether or not you plan to participate in the 2025 Annual Meeting, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

Items of business

The 2025 Annual Meeting will be held for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.      Re-election of Mr. Lei Chen as a director of the Company;

2.      Re-election of Mr. Jiazhen Zhao as a director of the Company;

3.      Re-election of Mr. Anthony Kam Ping Leung as a director of the Company;

4.      Re-election of Mr. Haifeng Lin as a director of the Company;

5.      Re-election of Dr. Ivonne M.C.M. Rietjens as a director of the Company;

6.      Re-election of Mr. George Yong-Boon Yeo as a director of the Company.

The 2025 Annual Meeting will also transact any other business properly brought before the meeting. Further details of the proposed resolutions are set out in the accompanying proxy statement which is incorporated into this notice by reference.

Result of the 2025 annual meeting

We expect to announce the result of the 2025 Annual Meeting in a current report on Form 6-K to be filed with the SEC within two business days after the 2025 Annual Meeting.

Annual Report and proxy materials are available on the internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our 2025 Annual Meeting. The proxy materials and the Company’s annual report on Form 20-F for the year ended December 31, 2024 are available free of charge on the investor relations section of our website at https://investor.pddholdings.com/.

By Order of the Board of Directors,
PDD Holdings Inc.

/s/ Lei Chen
Lei Chen
Chairman of the Board of Directors

Dublin

November 19, 2025